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Exhibit 12.1

ONEBEACON INSURANCE GROUP, LTD.
Computation of Ratio of Earnings to Fixed Charges
($ in millions except ratios)

	Year Ended
	2007	2006	2005	2004	2003
Consolidated pre-tax income from continuing operations before equity in earnings of affiliates and discontinued operations	$398.5	$304.1	$262.8	$182.1	$301.7
Distributed income of equity investees	—	70.0	—	—	3.7
Interest expense on debt	45.2	45.5	44.1	45.0	46.6
Interest portion of rental expense	12.8	11.3	11.6	11.4	12.4

Earnings	$456.5	$430.9	$318.5	$238.5	$364.4

Interest expense on debt	45.2	45.5	44.1	45.0	46.6
Interest portion of rental expense	12.8	11.3	11.6	11.4	12.4

Fixed charges	$58.0	$56.8	$55.7	$56.4	$59.0

Ratio of earnings to fixed charges	7.9	7.6	5.7	4.2	6.2

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  Exhibit 12.1